UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CUMULUS MEDIA INC.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

231082108

(CUSIP Number)

Lewis W. Dickey, Jr.
3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305
(404) 949-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 231082108	PAGE 2 OF 12 PAGES

(1)	NAME OF REPORTING PERSONS DBBC of Georgia, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(SEE INSTRUCTIONS)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION DBBC of Georgia, L.L.C. is a Georgia limited liability company.

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		400,000
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
400,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (SEE INSTRUCTIONS)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 231082108	PAGE 3 OF 12 PAGES

(1)	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(SEE INSTRUCTIONS)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION DBBC of Georgia, L.L.C. is a Georgia limited liability company.

	(7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		5,500,000
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		0

	(10)	SHARED DISPOSITIVE POWER
5,500,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (SEE INSTRUCTIONS)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 231082108	PAGE 4 OF 12 PAGES

(1)	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
	(SEE INSTRUCTIONS)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	(7)	SOLE VOTING POWER
NUMBER OF		2,155,930
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		5,900,000
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		2,155,930

	(10)	SHARED DISPOSITIVE POWER
5,900,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,055,930

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (SEE INSTRUCTIONS)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13-D

Item 1.  Security and Issuer

     This Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”) of Cumulus Media Inc., a Delaware corporation (“Cumulus Media”). The reporting persons herein are filing this Schedule 13D in connection with the receipt of shares of Class A Common Stock issued in connection with the sale of the broadcasting operations of DBBC, L.L.C. to Cumulus Media, referred to as the DBBC acquisition. As previously disclosed, pursuant to the DBBC acquisition, DBBC, L.L.C. (“DBBC”) was issued 5,250,000 shares of Class A Common Stock, and a warrant, exercisable for a period of six months from the date of issuance, to purchase up to 250,000 shares of Class A Common Stock at an exercise price of $12.00 per share. Prior to the DBBC acquisition, Lewis W. Dickey, Jr., one of the reporting persons herein, reported his ownership of Class A Common Stock on Schedule 13G.

     The name and address of the issuer are as follows:

Name of Issuer	Address

Cumulus Media Inc.	3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305

Item 2.  Identity and Background

     (a)  This statement is being filed jointly by (1) DBBC of Georgia, L.L.C. (“DBBC of Georgia”), (2) DBBC, and (3) Lewis W. Dickey, Jr., collectively referred to as the reporting persons. A list of the members having at least a 5% ownership interest in, and executive officers of, DBBC of Georgia and DBBC is attached as Annex A.

     (b)  The principal business address of each reporting person is as follows:

Names of Reporting Persons	Address

DBBC of Georgia, L.L.C	3535 Piedmont Road Building 14, Fourteenth Floor Atlanta, Georgia 30305

DBBC, L.L.C	3535 Piedmont Road Building 14, Fourteenth Floor Atlanta, Georgia 30305

Lewis W. Dickey, Jr.	3535 Piedmont Road Building 14, Fourteenth Floor Atlanta, Georgia 30305

     (c)  DBBC of Georgia is a Georgia limited liability company, and its primary assets are shares of Class A Common Stock.

     DBBC, a Georgia limited liability company, was formed to own and operate radio broadcasting stations. After the sale of its three radio stations in the Nashville, Tennessee market to Cumulus Media in March 2002, pursuant to the DBBC acquisition, DBBC’s primary assets are its shares of Class A Common Stock and a warrant to acquire additional shares of Class A Common Stock.

     Mr. L. Dickey’s principal occupation is serving as the Chairman, President and Chief Executive Officer and a director of Cumulus Media. The principal business address for Cumulus Media Inc. is set forth in Item 1 above.

     (d)  During the last five years, none of the reporting persons, and to the knowledge of each reporting person, none of the executive officers or members of any such reporting person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five years, none of the reporting persons, and to the knowledge of each reporting person, none of the executive officers or members of any such reporting person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. L. Dickey, and the executive officers and members of DBBC and DBBC of Georgia, are each citizens of the United States of America. DBBC and DBBC of Georgia are each Georgia limited liability companies.

Item 3.  Source and Amount of Funds or other Consideration

     At the closing of the DBBC acquisition, DBBC sold its broadcasting operations to Cumulus Media in exchange for 5,250,000 shares of Class A Common Stock and a warrant to purchase up to 250,000 shares of Class A Common Stock. Shares acquired by any of the reporting persons other than in the DBBC acquisition were purchased using personal funds of the respective reporting person.

Item 4.  Purpose of Transaction

     The DBBC acquisition involved the issuance to DBBC of (1) 5,250,000 shares of Class A Common Stock and (2) a warrant to purchase up to 250,000 shares of Class A Common Stock (exercisable until September 28, 2002 at an exercise price of $12.00 per share), and the assumption of specified liabilities of DBBC and the payment of certain expenses, up to an aggregate of $21 million. In exchange, Cumulus Media acquired the broadcasting operations of DBBC, which consisted of three radio stations in the Nashville, Tennessee market.

     The reporting persons have acquired beneficial ownership of the Class A Common Stock solely for the purpose of investment. Other than shares of Class A Common Stock that may be acquired by Mr. L. Dickey pursuant to compensatory plans or arrangements related to his employment by Cumulus Media, the reporting persons have no present intent to acquire additional shares of Class A Common Stock, whether in the open market or in privately negotiated transactions. The reporting persons intend to review continuously their investment in the Class A Common Stock and, depending upon their evaluation of Cumulus Media’s business and prospects, the reporting persons may at some future time determine to purchase additional shares of Class A Common Stock or to dispose of all or a portion of the Class A Common Stock held by such persons.

     Except as otherwise described herein, none of the reporting persons has any plans or proposals that relate to or would result in any matter required to be disclosed in response to Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a)  The aggregate number and percentage of shares of Class A Common Stock to which this statement relates is 8,055,930 shares, representing 15.8% of Cumulus Media’s outstanding shares of Class A Common Stock.

     DBBC of Georgia is deemed to beneficially own 108,458 shares of Class A Common Stock and 291,542 shares of Cumulus Media’s Class C Common Stock, $.01 par value (the “Class C Common Stock”). Shares of Class C Common Stock, which are entitled to ten votes per share, are convertible into shares of Class A Common Stock on a one-for-one basis. Assuming conversion of all of its shares of Class C Common Stock into Class A Common Stock, DBBC of Georgia would beneficially own 400,000 shares, or 0.8%, of the outstanding Class A Common Stock. The shares of Class A Common Stock beneficially owned by DBBC of Georgia exclude any shares of Class A Common Stock owned by any of the members of DBBC of Georgia, with respect to which shares DBBC of Georgia has neither voting nor dispositive power and as to which DBBC of Georgia disclaims beneficial ownership.

     DBBC is deemed to beneficially own 5,250,000 shares of Class A Common Stock and holds a warrant, exercisable at any time until September 28, 2002, to purchase up to 250,000 shares of Class A Common Stock at an exercise price of $12.00 per share. Assuming exercise of its warrant, DBBC would beneficially own 5,500,000 shares, or 11.3%, of the outstanding Class A Common Stock. The shares of Class A Common Stock beneficially owned by DBBC exclude any shares of Class A Common Stock owned by any of the members of DBBC, with respect to which shares DBBC has neither voting nor dispositive power and as to which DBBC disclaims beneficial ownership.

     Mr. L. Dickey is deemed to beneficially own 8,055,930 shares of Class A Common Stock as follows:

•	98,740 shares of Class A Common Stock directly owned (including previously reported shares purchased in June 2002);

•	options to purchase 523,500 shares of Class A Common Stock exercisable within 60 days;

•	128,000 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,405,690 shares of Class C Common Stock exercisable within 60 days;

•	108,458 shares of Class A Common Stock owned by DBBC of Georgia and deemed to be beneficially owned by Mr. L. Dickey as president of DBBC of Georgia (including previously reported shares purchased in June 2002);

•	291,542 shares of Class C Common Stock owned by DBBC of Georgia and deemed to be beneficially owned by Mr. L. Dickey as president of DBBC of Georgia;

•	5,250,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Mr. L. Dickey as president of DBBC; and

•	a warrant to purchase 250,000 shares of Class A Common Stock held by DBBC and deemed to be beneficially owned by Mr. L. Dickey as president of DBBC.

     Assuming exercise of all of the foregoing options and the warrant, and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Mr. L. Dickey would be deemed to beneficially own 8,055,930 shares, or 15.8%, of the outstanding shares of Class A Common Stock.

     (b)  DBBC of Georgia is deemed to have shared voting and dispositive power with respect all of the shares of Cumulus Media common stock that it beneficially owns.

     DBBC is deemed to have shared voting and dispositive power with respect to all of the shares of Cumulus Media common stock that it beneficially owns.

     Mr. L. Dickey has sole voting and dispositive power with respect to all of the shares of Cumulus Media common stock that he directly owns, or has the right to acquire, and, as president and sole manager of each of DBBC and DBBC of Georgia, Mr. L. Dickey is deemed to have shared voting and dispositive power with respect to all shares of Class A Common Stock deemed to beneficially owned by each of DBBC and DBBC of Georgia.

     (c)  Other than pursuant to the DBBC acquisition and as described below, none of the reporting persons and, to the knowledge of the reporting persons, no executive officer or member of any reporting person has had any transactions in the Class A Common Stock during the past 60 days.

     As previously disclosed, on June 25, 2002, Mr. L. Dickey made an open-market purchase of 10,000 shares of Class A Common Stock at a price of $15.9640 per share and DBBC of Georgia made an open-market purchase of 25,958 shares of Class A Common Stock at a price of $17.4723 per share. On June 28, 2002, Mr. L. Dickey made an open-market purchase of 22,000 shares of Class A Common Stock at a price of $13.0088 per share. In each of these three transactions, the shares acquired were purchased using personal funds of the respective reporting person.

     John W. Dickey, who is a member and executive officer of both DBBC of Georgia and of DBBC but is not a reporting person, made an open-market purchase of 10,000 shares of Class A Common Stock at a price of $15.9640 per share on June 25, 2002, and an open-market purchase of 8,000 shares of Class A Common Stock at a price of $13.5760 per share on June 28, 2002. In each of these two transactions, the shares acquired were purchased using Mr. J. Dickey's personal funds.

     In addition, Mr. L. Dickey, certain members of his family and DBBC of Georgia hold ownership interests in CML Holdings, LLC, which in turn owns shares of Class C Common Stock of Cumulus Media. In connection with a pending distribution by CML Holdings of certain of its assets, Mr. L. Dickey, certain of his family members and DBBC of Georgia expect to receive their pro rata portion of 225,329 shares of common stock of Cumulus Media owned of record by CML Holdings LLC. That distribution is expected to occur prior to the end of 2002.

     (d)  Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of theses shares of Cumulus Media’s Class A Common Stock.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Voting Agreement

     On June 30, 1998, DBBC of Georgia, Mr. L. Dickey and the other holders of Cumulus Media’s Class C Common Stock entered into a voting agreement with NationsBanc Capital Corp. (predecessor in interest to BA Capital Company, L.P. (“BA Capital”)), whereby such shareholders agreed that, until such time as BA Capital holds less than 50% of the number of shares of Cumulus Media common stock held on June 30, 1998, DBBC of Georgia, Mr. L. Dickey and the other holders of Class C Common Stock will elect one person designated by BA Capital as a director of Cumulus Media.

     Escrow Agreement

     On March 28, 2002, in connection with the DBBC acquisition, DBBC entered into an escrow agreement with Cumulus Media under which DBBC placed 650,433 shares of Class A Common Stock received by DBBC into an escrow account managed by a third party. The purpose of the escrowed shares was to provide Cumulus Media with a source of recovery if any claims arise for which DBBC has agreed to reimburse Cumulus Media.

     If a claim subject to reimbursement is made against Cumulus Media within 18 months of the date of the escrow agreement Cumulus Media will give notice to the escrow agent and to DBBC. If, after 30 days there is no objection from DBBC, the escrow agent will release to Cumulus Media the number of shares whose aggregate market value equals the claim amount.

     If there is an objection within 30 days of Cumulus Media’s notice, then the escrow agent will hold the disputed shares until either Cumulus Media and DBBC agree to the proper claim amount, or a court decides the issue.

     On September 28, 2003, the 18-month anniversary of the escrow agreement, the escrow agent will release all remaining escrowed shares to DBBC.

Item 7.  Material to be Filed as Exhibits

Exhibit	Name

1	Voting Agreement, dated June 30, 1998, by and between BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., Cumulus Media Inc. and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 10-Q for the period ended September 30, 2001, filed November 14, 2001)

2	Escrow Agreement, dated March 28, 2002, between Cumulus Media Inc. and DBBC, L.L.C.

3	Joint Filing Agreement dated August 27, 2002, by and among DBBC of Georgia, L.L.C., DBBC, L.L.C. and Lewis W. Dickey, Jr.

[SIGNATURES ON FOLLOWING PAGE]

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 27, 2002

DBBC of Georgia, L.L.C.

By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr. Title: President

DBBC, L.L.C.

By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr. Title: President

/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.

ANNEX A

DBBC of Georgia, L.L.C	Executive Officers:
Lewis W. Dickey, Jr., President
John W. Dickey, Vice President
Michael W. Dickey, Vice President
David W. Dickey, Vice President

Members:
Lewis W. Dickey, Jr.
John W. Dickey
Michael W. Dickey
David W. Dickey

DBBC, L.L.C	Executive Officers:
Lewis W. Dickey, Jr., President
John W. Dickey, Vice President
Michael W. Dickey, Vice President
David W. Dickey, Vice President

Members:
Lewis W. Dickey
John W. Dickey
Michael W. Dickey
David W. Dickey

EXHIBIT INDEX

Exhibit	Name

1	Voting Agreement, dated June 30, 1998, by and between BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., Cumulus Media Inc. and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 10-Q for the period ended September 30, 2001, filed November 14, 2001)

2	Escrow Agreement, dated March 28, 2002, between Cumulus Media Inc. and DBBC, L.L.C.

3	Joint Filing Agreement dated August 27, 2002, by and among DBBC of Georgia, L.L.C., DBBC, L.L.C. and Lewis W. Dickey, Jr.